

August 16, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

>   **Re: The Procter & Gamble Company**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed August 14 and 15, 2017 by The Procter & Gamble Company**
>   **File No. 001-00434**

Dear Mr. Taylor:

We have reviewed the above-captioned filings and have the following comments.

1. Statements that directly or indirectly impugn the character, integrity or personal reputation of another person, or make charges of illegal, improper or immoral conduct, cannot lawfully be made under Rule 14a-9 without factual foundation in support of the statement. Please provide us with the factual basis for each of the following assertions the registrant has publicly made:

    • "[T]he weighted average return of the companies where Mr. Peltz serves as a Board member has been only 8%. Only one of these companies, Mondelez International, is a large, multinational company. The returns there have been NEGATIVE 3%"; and,

    • "We have spoken with investors, analysts, members of Boards and senior executives at companies that have been impacted by Trian. The overwhelming feedback we received was clear: Mr. Peltz is not helpful to Boards and management teams that are on the right track."

2. Please advise us exactly how the percentage figures expressed in the "Total Shareholder Return" comparison were calculated, and confirm for us, if true, that the same formulaic methodology used to compute such returns was applied to each of the categories measured.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Michael J. Aiello, Esq.
       Sachin Kohli, Esq.